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                TRANSWITCH CORPORATION ANNOUNCES FINAL RESULTS OF
                    "MODIFIED DUTCH AUCTION" TENDER OFFER FOR
                        A PORTION OF ITS DEBT SECURITIES

        - Tender Offer Results in Reduction of Approximately $200 Million
                       Aggregate Principal Amount of Debt-


SHELTON, CT, -- March 14, 2002 - TranSwitch Corporation (Nasdaq: TXCC) today announced that it has completed its tender offer (the "Offer") for a portion of its 4 1/2% Convertible Notes due 2005 (the "Notes"). The Offer expired at midnight, New York City time, on March 11, 2002.

$205,959,000 principal amount of Notes were validly tendered and not withdrawn in the Offer. TranSwitch will purchase approximately $200 million of the tendered Notes at a purchase price of $700 per $1,000 principal amount of Notes. Because the Offer was oversubscribed, a proration factor of approximately 97.1% has been applied to all Notes accepted for payment. TranSwitch decreased the principal amount purchased from each tendering holder of Notes to avoid purchasing Notes in a principal amount other than an integral multiple of $1,000. Notes tendered but not accepted for payment by TranSwitch will be returned promptly to tendering holders in the manner set forth in the Offer to Purchase.

TranSwitch paid the Depositary the aggregate purchase price, including accrued interest through March 13, 2002, of approximately $140 million for the Notes accepted for payment on March 14, 2002.

Credit Suisse First Boston Corporation acted as dealer manager and D.F. King & Co., Inc. acted as the information agent in connection with the Offer.


About TranSwitch Corporation

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative highspeed VLSI semiconductor solutions - Connectivity Engines(TM) - to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining its indepth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch's home page at the World Wide Web site - http://www.transwitch.com.

The statements contained in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including without limitation, risks of downturns in economic conditions generally, and in the telecommunications and data communications markets and the semiconductor industry specifically, risks associated with foreign sales and with high customer concentration, risks in technology development and commercialization, risks in product development and market acceptance of and demand for TranSwitch's products, risks of dependence on third-party VLSI fabrication facilities, intellectual property rights and litigation, risks associated with competition and competitive pricing pressures, and other risks detailed in TranSwitch's filings with the Securities and Exchange Commission. These and other factors may cause actual results to differ materially from those projected.

TranSwitch is a registered trademark of TranSwitch Corporation.

For more information contact
----------------------------

TranSwitch Corporation
Peter J. Tallian
+1 203-929-8810 X2492
www.transwitch.com
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